Exhibit 16.1
September 29, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561
Ladies and Gentlemen:
We have read Item 4.01 of Form 8-K dated September 29, 2009 of BearingPoint, Inc. and are in agreement with the statements contained in the first, fifth, sixth, seventh and eighth paragraphs therein.
Regarding the registrant’s statement concerning its material weaknesses in internal control, included in the fifth paragraph therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2008 and 2007 financial statements.
In addition, we have no basis to agree or disagree with other statements of the registrant contained in second, third and fourth paragraphs of the above referenced filing.
/s/ Ernst & Young LLP